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                                                                   EXHIBIT 10.12
                       TERMINATION OF EMPLOYMENT AGREEMENT


Dated 31/12/2002, by and among ACS-Tech80 Ltd., an Israeli Company of Hamada Ave., Migdal Ha'emek, Israel 10500 (hereinafter: "ACS") and Ze'ev Kirshenboim of 54, Oranim St., Kiryat Tivon Israel 36043 (hereinafter: "ZE'EV").


WHEREAS Ze'ev has been employed as the President and CEO of ACS pursuant to an Employment Agreement dated October 10, 1999 (the "EMPLOYMENT AGREEMENT"); and

WHEREAS the parties mutually agree to terminate the employment of Ze'ev by ACS as of December 31, 2002;

WHEREAS the parties wish hereby to set forth the terms of the termination of Ze'ev's employment, as set forth in this Agreement;

                    NOW THEREFORE, THE PARTIES HERETO AGREE AS FOLLOWS:

1.   GENERAL

     1.1  The preamble to this Agreement constitutes an integral part hereof.

     1.2 The headings of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in interpreting this Agreement.

2.   TERMINATION OF ZE'EV'S EMPLOYMENT

     2.1  As of December 31, 2002, Ze'ev shall cease to be employed by ACS.

     2.2 As of December 31, 2002, the employer - employee relationship between Ze'ev and ACS shall be terminated.

     2.3 ACS shall release the funds accumulated in the insurance and pension funds managed for Ze'ev's benefit during his employment ("MANAGER'S INSURANCE"), and for this purpose will sign all documents necessary to affect such release as soon as practicable.

3.   SEVERANCE PAY

     3.1 It is hereby agreed that Ze'ev shall be entitled as severance pay to payment of the amount of US$ 257,709 from ACS.

     3.2 It is clarified, that ACS shall deduct from the severance pay amount set forth above, any amounts accumulated in Ze'ev's Manager's Insurance on account of severance pay.

4.   SECTION 11 OF THE EMPLOYMENT AGREEMENT

     The parties hereto agree that Ze'ev shall not be entitled to receive any payment from ACS pursuant to the provisions of Section 11 of the Employment Agreement and Ze'ev, by his execution hereof, waives any and all payment due to him from ACS pursuant to said Section 11, as well as any claim or demand pursuant thereto. It is clarified that the waiver in the preceding sentence shall only apply to ACS and shall not be deemed as waiver of any rights due to Ze'ev from any of the subsidiaries of ACS as a result of the termination of his employment therewith.

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5.   VACATION REDEMPTION

     It is agreed between the parties that Ze'ev is entitled to the amount of US$ 37,209 for the redemption of all unutilized vacation days accumulated since the beginning of his employment with ACS.

6.   PAYMENT SETTLEMENT

     It is hereby agreed between the parties as follows:

     6.1 The total amount due to Ze'ev by ACS for Severance Pay and Vacation redemption, as mentioned hereinabove, amounts to US$ 294,918 (the "SETTLEMENT AMOUNT") and shall be paid as follows:

          6.1.1 $37,209on December 31, 2002;

          6.1.2 $128,855 in 2003 in four equal installment, one per quarter;

          6.1.3 $128,854 in 2004 in four equal installment, one per quarter;

     6.2 At the completion of the payment of the Settlement Amount, Ze'ev shall sign and deliver to ACS the clearing notice annexed hereby as ANNEX A.

7.   MISCELLANEOUS

     7.1 Ze'ev hereby acknowledges that the terms set forth in this Agreement constitute all the monies and consideration due to him from ACS as of the date of the termination of his employment with ACS, whether or not with respect to such termination or for any other reason whatsoever, and that he shall not be entitled to any further benefits or consideration in any form, and is hereby waiving any claims in this regard. It is clarified that the acknowledgement and waiver in the preceding sentence shall not be deemed as a waiver of amounts due to Ze'ev from any of the subsidiaries of ACS as a result of the termination of his employment therewith.

     8.1 This Agreement supersedes all prior oral or written agreements pertaining to the subject matter hereof. No amendment, modification or alteration of this Agreement shall be effective unless by a subsequent written instrument duly signed by the parties hereto.

     8.2 Ze'ev's rights under this Agreement shall not be subject to encumbrance or seizure by any of Ze'ev's creditors, and any attempt to do so shall be void. The provisions of this Agreement shall be binding upon and inure to the benefit of the Companies and their successors and heirs.

     8.3 Any waiver by either party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

     8.4 Any notice hereunder shall be given to the parties at their respective addresses set forth above until a different address shall be established for a party by notice given by him or it to the other party.

     8.5 This Agreement shall be governed by and construed in accordance with the Laws of Israel and the Courts of Haifa shall have the sole and exclusive jurisdiction in case of any conflict arising out of this Agreement.


           By: /s/ Dorit Ringelstein              By: /s/ Ze'ev Kirshenboim
       -----------------------------------     ---------------------------------
                 Dorit Ringelstein                   Ze'ev Kirshenboim
                  ACS-Tech80 Ltd.

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